82-34639



AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

82-34639

SEC#82-5258



13 May 2003

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange. We are providing a copy of these announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 23 2003
WASH. D.C.
155
SECTION

dlw 6/4

Company Announcement

Agenix Limited Appoints Former Abbott Laboratories Executive to Board

Thursday 8 May 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced that former Abbott Laboratories executive Myles Davey had joined the company's board.

Mr Davey has been active in the diagnostics industry since 1972, working predominantly in marketing and general management. He has worked in the USA and in Australia for subsidiaries of European and American companies.

Mr Davey replaces Dr Katherine Woodthorpe, who resigns as an Agenix director. Mr Davey joins the Agenix Audit Committee, replacing Dr Woodthorpe.

Mr Davey's most recent executive role was regional director for global health care company Abbott Laboratories' Diagnostics Division, based in Sydney, during a high growth phase for the company. Chicago-based Abbott Laboratories has current revenues of $A 20 billion and diagnostics sales of $A 5 billion. Abbott's Diagnostics Division researches, develops and markets sophisticated blood testing systems.

He retired from executive roles in 1995 and has subsequently held directorships, initially with AGEN Biomedical Limited, a fully-owned Agenix subsidiary, and with other Agenix companies.

"My background sits neatly with Agenix's current and future business plans, particularly with Agen's increased focus on growth in the diagnostic arena," said Mr Davey. "I am excited to be involved and help guide the company's growth and am confident my commercial experience will contribute in this regard."

Agenix recently announced that it had terminated its distribution agreement with Synbiotics Corporation in the United States and was in the process of driving increased growth through new distributors.

Agenix also announced the appointment of Chief Financial Officer Neil Leggett to the role of Company Secretary. Tarun Raniga will remain as joint secretary to facilitate secretarial administration.

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6314
Fax: 61 7 3370 634


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2003
WASH, D.C. 155 SECTION

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.net

Company Announcement

Agenix Announces Leading Experts Form ThromboView® Scientific Advisory Board

Tuesday 6 May 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced that it had assembled an international Scientific Advisory Board of world class experts to take its ThromboView® blood clot-imaging project to the next stage.

Members of the ThromboView® Scientific Advisory Board, and their current positions, are:

- Professor Paul Eisenberg (Chairman). Vice-President, Global Drug Safety Eli Lilly Company, Indianapolis, USA. Professor Eisenberg has been instrumental in successfully guiding a number of significant products through early and late-stage clinical development and brings to the board a wealth of expertise in both clinical and commercial aspects of cardiovascular drug development.
- Dr Jeff Ginsberg, Director, Thromboembolism Unit, McMaster University Medical Centre, Canada. Dr. Ginsberg is universally recognised as a leading expert in thrombosis medicine and is the recipient of numerous awards, grants and honorary distinctions in this field. He has written more than 250 papers including original research, reviews and editorial commentary in the field.
- Dr Henry Royal, Deputy Director, Division of Nuclear Medicine Mallinckrodt Institute of Radiology, St Louis, USA. Dr. Royal is an expert in the field of nuclear medicine and this year will take up the appointment of President, Society of Nuclear Medicine in the USA.
- Dr Philip Wells, Chief, Division of Haematology, Ottawa Hospital City Campus, Canada. Dr. Wells has achieved international recognition for his clinical research in thrombosis, much of which has focused on the importance of D-dimer in clinical diagnostic pathways.
- Dr Harry Buller, Department of Vascular Medicine, Amsterdam Medical Centre, Netherlands. Dr Buller is active in European thrombosis trials and has been a key investigator in recently completed therapy trials for several large pharmaceutical companies.
- Professor Giancarlo Agnelli, Professor of Internal Medicine, University of Perugia, Italy. Dr. Agnelli is particularly involved in thrombosis research with expertise and interest in its incidence in cancer patients.

"We are excited to have assembled such a prestigious team to take our blood clot detection technology to the next stage," said Don Home, Managing Director of Agenix. "Each of the experts we have invited to join the ThromboView® Scientific Advisory Board has accepted, which reflects very favourably on the future for our technology. We are fortunate that scientists and clinicians of this calibre are keen to assist us in steering the project further into the clinical trial process."

The first meeting of the board will take place on July 15 in Birmingham, UK, during the International Society of Thrombosis and Haemostasis Conference. At that meeting the board will also have the opportunity to review the preliminary results of the ThromboView® clinical trials, currently being conducted in Brisbane and elsewhere in Australia.

This week Agenix announced that its phase Ia trials, which began in early March, were proceeding well, having successfully tested the safety and tolerability of ThromboView® at two dosage levels. Each dosage test involved eight healthy volunteers.



For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Ms Sue Parry-Jones
Vice President – Molecular Diagnostic Imaging
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.net